FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

AstraZeneca launches and prices bond issues of €2,200,000,000

AstraZeneca PLC, rated A3 (stable outlook) by Moody's and A- (stable outlook) by Standard & Poor's, announces today the successful pricing of euro medium term notes in an aggregate principal amount of €2,200,000,000 (the "Notes"), consisting of three tranches:

• €500,000,000 of 5-year fixed rate notes with a coupon of 0.25%
• €900,000,000 of 8-year fixed rate notes with a coupon of 0.75%
• €800,000,000 of 12-year fixed rate notes with a coupon of 1.25%

The proceeds of the issues will be used for general corporate purposes, which may include repayment of debt.

The Notes are being issued under the U.S.$5,000,000,000 Euro Medium Term Note Programme of AstraZeneca PLC.

The Notes will be issued to institutional investors outside the US in accordance with Regulation S of the U.S. Securities Act of 1933, as amended. The Notes will be admitted to listing on the UK Listing Authority's Official List and to trading on the London Stock Exchange's regulated market.

A C N Kemp
Company Secretary
9 May 2016

Notes to editors

About AstraZeneca

AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 May 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary